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                            MEMORANDUM


TO:       Participants in the United Tennessee Bankshares, Inc.
          (the "Company") Management Recognition Plan

DATE:     July__, 1999

FROM:     Housley Kantarian & Bronstein, P.C.

RE:       Taxation of MRP Awards

================================================================

       * * * * * * * * * * * * * * * * * * * * * * * * * *

               THIS DOCUMENT CONSTITUTES PART OF
               A PROSPECTUS COVERING SECURITIES
               THAT HAVE BEEN REGISTERED UNDER
                  THE SECURITIES ACT OF 1933

       * * * * * * * * * * * * * * * * * * * * * * * * * *

     This memorandum concerns the taxation of the awards that will automatically occur under the Company's Management Recognition Plan (the "MRP") upon its receipt of stockholder approval. Tofacilitate your review, the discussion below is divided as follows:

     Part I: General Tax Principles and Application to the MRP

     Part II:  Accelerated Taxation under Section 83(b)

     Please understand that this memorandum is merely designed to summarize the tax rules generally applicable to MRP awards.
We could provide individual tax advice to the recipients of MRP awards ("Recipients"), should anyone desire assistance.

     The deadline for making a Section 83(b) election is 30 days after the award date.

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Taxation of MRP Awards
July ___, 1999
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                               PART I:
                      GENERAL TAX PRINCIPLES

     Section 83 -- Generally. Section 83 of the Internal Revenue Code (the "Code") controls the federal income taxation of property that is transferred in connection with the performance of services. In the absence of the Section 83(b) election described in Part II, the recipient of restricted property (such as an MRP award) recognizes income not on the date of the award but on the date that his or her interest vests. The amount of the recipient's taxable income will equal the fair market value of the restricted property when vesting occurs. Subsequent gain or loss is treated as capital gain, with the amount that is included in the recipient's ordinary income determining his or her basis in the property.

     Operation of the MRP. The Bank's MRP will generally work as follows for Recipients who do not make Section 83(b) elections:

     Date                              Event
     ----                              -----

    Award Date               The MRP should provide a "Notice of
                             MRP Award" to each Recipient.  The
                             notice will specify the number of
                             shares subject to the award
                             Recipients will not receive shares
                             of the Company's common stock, or
                             be subject to federal income
                             taxation as the result of receiving
                             an award.

    Each Vesting Date        The MRP trust will transfer to each
                             Recipient a number of unrestricted
                             shares equal to the number of
                             shares that have become vested,
                             plus any dividends attributable to
                             those shares (provided that the
                             Recipient has not previously
                             terminated service).

     Vesting will accelerate to 100% upon a Recipient's termination of service due to retirement at or after age 70, death, disability, or upon a change in control. Special rules apply if a transfer of Common Stock would cause the Recipient to own in excess of 10% of the Common Stock.

     Tax Withholding. In the case of Recipients who are non-employee directors, federal income tax withholding is not required when their MRP awards give rise to taxable income. On the other hand, Recipients who are employees must satisfy federal income tax withholding not only at the time their MRP awards generate taxable income, but also before they may receive shares of Common Stock from the MRP trust.

[FN]
_______________________

1 This contrasts with the financial accounting treatment for MRP awards (i.e., expense recognition is determined by the fair market on the date of the award).


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Taxation of MRP Awards
July ___, 1999
Page 3

     IRS Reporting. In the case of an employee, the ordinary income arising from the vesting of MRP awards and from the payment of tax bonuses is reportable on Form W-2, in Box 11. In the case of a non-employee director, such income is reportable on Form 1099-MISC, in Box 7.

                          PART II:
         ACCELERATED TAXATION UNDER SECTION 83(b)

     Section 83(b) Generally. Within 30 days after receiving an MRP Award, a Recipient may make a special, irrevocable election under Code Section 83(b), and thereby accelerate ordinary income taxation to the date that the property transfer occurred. The amount of the Recipient's ordinary income will equal the fair market value of the Common Stock subject to the MRP award as of the date on which the award occurred. Subsequent gain (or loss, if the award is forfeited or depreciates) would be long- or short-term capital gain, not ordinary income.

     Procedural Requirements. Section 83(b) elections must include the information set forth in the form of Section 83(b) election that we have attached hereto. Further, Section 83(b) elections must be filed with the IRS Service Center where the Recipient files his or her return (both within 30 days after the transfer occurs, and as an attachment to his or her tax return for the year to which the Section 83(b) election relates). A copy of the Section 83(b) election must also be filed with the Company.

     Tax Caveat. In several recent private letter rulings (which, while not binding precedent, are indicative of current IRS policy), the Internal Revenue Service has taken the position that, for purposes of Section 83 of the Code, no "transfer" of property occurs when an individual receives an interest in an employer's grantor trust. Because the trust associated with the MRP is a grantor trust (by design, in order to secure deferred taxation of awards), these rulings suggest that the IRS could question whether Section 83(b) elections may be made with respect to MRP awards. While we do not believe that this theoretical possibility involves a substantial tax risk for Recipients, each Recipient should contact his or her personal tax counsel for independent advice about this issue.

     Tax Reporting and Withholding.  The rules described in Part
I would apply, as though vesting occurred on the date of the Recipient's Section 83(b) election.

                            CONCLUSION

     Whether or not a Recipient should make a Section 83(b) election depends on a variety of factors, including the Recipient's expectations as to (i) the short-term and long-term future value of the Common Stock, (ii) the length of time the Recipient is likely to hold the Common Stock, (iii) future tax rates -- as to both income and capital gain, (iv) the risk of forfeiture, and (v) the Recipient's ability to pay the taxes associated with the MRP award.